Exhibit 99

October 1, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Appointment of Mr. Anup Bagchi as an Additional Director and as the Managing Director & Chief Executive Officer of HDFC Bank Limited (‘the Bank’) in place of Mr. Sashidhar Jagdishan

In furtherance to our intimation dated September 12, 2026, we wish to inform you that pursuant to an application made by the Bank to the Reserve Bank of India (“RBI”), the RBI vide its communication dated October 1, 2026, has approved appointment of Mr. Anup Bagchi (DIN: 00105962) as the Managing Director & Chief Executive Officer (“MD & CEO”) of the Bank and the remuneration payable to him, under Section 35B of the Banking Regulation Act, 1949 for a period of 3 (three) years with effect from October 27, 2026.

Consequently, the Board of Directors of the Bank, based on the recommendation of the Governance, Nomination and Remuneration Committee, at its meeting held today i.e. October 1, 2026 approved the following:

a.	appointment of Mr. Anup Bagchi as an Additional Director of the Bank w.e.f. October 2, 2026 till the date of approval of the shareholders as per the provisions of Companies Act, 2013; and

b.

appointment of Mr. Anup Bagchi as the MD & CEO of the Bank on such terms and conditions including remuneration, as approved by the RBI, for a period of 3 (three) years with effect from October 27, 2026, subject to approval of the shareholders as per the provisions of Companies Act, 2013.

A brief profile of Mr. Anup Bagchi is enclosed herewith as Annexure I.

Mr. Anup Bagchi is not related to any other Director or Key Managerial Personnel of the Bank and is not debarred from holding the office of an Additional Director / Director, by virtue of any SEBI order or any other such authority.

Further details are enclosed herewith as Annexure II.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Annexure I

Profile of Mr. Anup Bagchi

Mr. Anup Bagchi is a seasoned financial services leader with over three decades of experience across banking, capital markets, wealth management and insurance. A member of the ICICI Group since 1992, he has built a diverse career spanning treasury, retail banking, wholesale banking, investment banking, and digital financial services. Over the course of his career, he has held several pivotal leadership positions, including CEO & MD of ICICI Securities, Executive Director of ICICI Bank, and currently MD & CEO of ICICI Prudential Life Insurance. His career reflects a strong track record of business building, strategic leadership, and navigating the evolving financial services landscape.

Mr. Bagchi served as Executive Director of ICICI Bank from 2017 to 2023, overseeing Retail, Business and Rural Banking, and subsequently Wholesale Banking. During his tenure, he played a key role in strengthening the bank’s retail franchise, driving profitable growth while maintaining credit and cost discipline. Under his leadership, ICICI Bank became the first private-sector bank in India to surpass a retail mortgage portfolio of Rs. 2 trillion and successfully navigated the demonetisation period with limited business disruption. Alongside his executive responsibilities, he served as Chairman of ICICI Prudential Asset Management Company until May 2023 and was a Director of ICICI Prudential Pension Funds Management Company and ICICI Home Finance.

Since June 2023, Mr. Bagchi has been serving as MD & CEO of ICICI Prudential Life Insurance, leading one of India’s largest private life insurers, which is publicly listed. Under his leadership, the company crossed Rs. 10,000 crore in Annualised Premium Equivalent (APE) for the first time in FY2025, with APE growing 15% year-on-year to Rs. 10,407 crore and profit after tax increasing nearly 40% to Rs. 1,189 crore. The business has also delivered strong growth in protection products and new business generation, reflecting his focus on sustainable and profitable expansion.

Mr. Anup Bagchi holds Management degree from Indian Institute of Management, Bangalore and an Engineering degree from Indian Institute of Technology, Kanpur.

Annexure II

Sr. No.	Particulars	Mr. Sashidhar Jagdishan	Mr. Anup Bagchi
1.	Reason for Change viz. appointment, ~~re-appointment, resignation, removal, death~~ or otherwise	Mr. Sashidhar Jagdishan will complete his tenure as the MD & CEO of the Bank at the close of business hours of October 26, 2026.	Consequent to the retirement of Mr. Sashidhar Jagdishan as the MD & CEO of the Bank at the close of business hours of October 26, 2026, and receipt of RBI approval, Mr. Anup Bagchi is appointed as MD & CEO of the Bank w.e.f. October 27, 2026.
2.	Date of appointment/ ~~reappointment/~~ cessation (as applicable) & term of appointment/~~re-appointment~~	Mr. Sashidhar Jagdishan will complete his tenure as MD & CEO of the Bank on close of business hours of October 26, 2026.

Mr. Anup Bagchi is appointed as:

a.   Additional Director of the Bank w.e.f. October 2, 2026; and

b.  MD & CEO of the Bank for a period of 3 years w.e.f. October 27, 2026 to October 26, 2029 on such terms and conditions including remuneration, as approved by the RBI, not liable to retire by rotation.

3.	Brief profile (in case of appointment)	Not Applicable	As provided in Annexure I.
4.	Disclosure of relationships between directors (in case of appointment of a director)	Not Applicable	Not related to any other Director or Key Managerial Personnel of the Bank.